FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui & Co., Ltd. To Delist American Depositary Shares (2)

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 5, 2011

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2011

MITSUI & CO., LTD.

By:	/s/ Joji Okada
Name:	Joji Okada
Title:	Executive Managing Officer Chief Financial Officer

April 5, 2011

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd.

Mitsui & Co., Ltd. To Delist American Depositary Shares (2)

Mitsui & Co., Ltd. (“Mitsui”, head office: Tokyo, President and CEO: Masami Iijima) has provided written notice to The NASDAQ Stock Market (“NASDAQ”) of its intention to voluntarily delist its American Depositary Shares (“ADS”) today as announced on December 3, 2010.

1.	The anticipated delisting date

April 25, 2011

2.	Reasons for delisting

The average daily trading volume of Mitsui’s ADSs on the NASDAQ accounts for a very small fraction of the total volume Mitsui’s shares traded. Mitsui believes, therefore, that the costs and expenses associated with the continued listing on the NASDAQ are not economically justified.

Mitsui first offered its convertible bonds and common shares to the public in the United States in May 1963, and subsequently listed its ADSs in February 1971 on the NASDAQ. Since that time, Mitsui has provided transparent financial reporting and information disclosure in compliance with disclosure requirements of the Exchange Act, and has prepared financial statements in accordance with U.S. generally accepted accounting principles (GAAP). In addition, Mitsui has reinforced internal controls as provided for by the Sarbanes-Oxley Act of 2002. Because disclosure and internal controls requirements in Japan are now comparable to those in the U.S., Mitsui believes that it will be able to maintain the same levels of discipline in its internal control and transparency as it has historically.

3.	Stock Exchanges Listings Maintained

The Tokyo Stock Exchange, Osaka Stock Exchange, Nagoya Stock Exchange, Sapporo Securities Exchange, and Fukuoka Stock Exchange.

4.	The anticipated schedule of delisting and deregistration

April 5, 2011	Mitsui provided NASDAQ with a written pre-notice of the delisting application.

April 15	Mitsui to file Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) for the delisting and deregistration.

April 25	Delisting to become effective.

Mitsui to file Form 15F with the SEC to terminate Mitsui’s reporting obligations under Section 15(d) of the Securities and Exchange Act of 1934, as amended and the rules promulgated thereunder (the “Exchange Act”).

July 14	Deregistration to become effective.

July 24	Termination of Mitsui’s reporting obligations under the Exchange Act to become effective.

Note: The schedule provided above including the anticipated effective dates may be delayed if the SEC objects or requests an extended review or for other reasons.

5.	Outlook

Mitsui intends to maintain its American Depositary Receipt program in the U.S., and therefore anticipates that its ADSs will continue to be traded in the U.S. through the over-the-counter market.

6.	Contact information for Mitsui’s ADRs

Citibank Shareholder Services

Tel: 1-877-248-4237 (toll free in the U.S.)

Tel: 1-781-575-4555 (Outside USA)

Internet: www.citi.com/adr

E-mail: citibank@shareholders-online.com

Shareholder Service Representatives are available Monday through Friday, from 8:30 a.m. to 6:00 p.m. Eastern Time in the U.S.

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7566

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.